Exhibit 99.1

Investment (Capital Contribution Increase) Agreement

This Investment (Capital Contribution Increase) Agreement (this “Agreement”) is entered into on September 20, 2023 in Hefei by and among:

(1)	Hefei Jiantou Beicheng Industrial Investment Co., Ltd., with its address at 15/F, Complex Building, Industrial Community, Wushan Town, Changfeng County, Hefei City, Anhui Province, China (“Party A”).

(2)	Uxin (Hefei) Automotive Intelligent Remanufacturing Co., Ltd., with its address at the southeast complex building at the intersection of Yangmiao Road and Chezuo Road, Wushan Town, Changfeng County, Hefei City, Anhui Province, China (“Party B”);

(3)	Xin HK Limited, with its address at Unite 1003, 10/F, Tower 2, Silverrocrd, 30 Canton Road Tsim Sha Tsui, Kowloon, Hong Kong (“Party C”)

The above parties are hereinafter individually referred to as a “Party” and collectively as the “Parties”.

WHEREAS:

(1)	Party A and Party B concluded a Lease and Repurchase Framework Agreement (the “Original Lease Agreement”) in 2021, which stipulates that Party A shall lease the land use rights and plant facilities thereunder (the “Property”) to Party B;

(2)	Party A and Party B concluded a Supplementary Agreement to the Lease and Repurchase Framework Agreement on September 20, 2023. (The Original Lease Agreement and this supplementary agreement are hereinafter collectively referred to as the “Lease Agreements”)

NOW THEREFORE, the Parties, through friendly consultation, reach an agreement regarding Party A’s increase of its capital contribution to Party B and related matters as follows:

Article 1      Increase of Capital Contribution

1.1	Method of increase of capital contribution

1.1.1	Party A intends to, with the rent of ten years payable by Party B to Party A after paying taxes, which is approximately RMB 1.471 billion (subject to the amount re-calculated based on the audited accounts), increase its capital contribution to Party B. Such increased capital contribution shall be subscribed for and paid in ten phases. To be specific, Party A shall, within 10 working days after receiving the rent of each phase paid by Party B (subject to Article 1.1.2), and with the after-tax rent of RMB 147,089,500 (subject to the amount re-calculated based on the audited accounts), subscribe for and pay Party B the corresponding phase of increased capital contribution. The specific amount of increased capital contribution of each phase is detailed in Appendix 1 hereto. When the cumulative equity ratio of Party A approaches 50%, Party C shall promptly increase its capital contribution to ensure that its equity ratio is above 50%.

1.1.2	The cumulative paid-in capital contribution of Party C to Party B shall not be less than that of Party A to Party B. If some equity of Party A is repurchased, the paid-in capital contribution of relevant Party shall be adjusted accordingly. If the accumulated paid-in capital contribution of Party A is about to exceed that of Party C, Party C shall fulfill its obligation of capital contribution first. Otherwise, Party A shall have the right to stop paying its increased capital contribution without assuming any liability for breach.

1.2	Conditions for capital contribution increase

1.2.1	Conditions for initial capital contribution increase

(1)	The Parties shall have executed this Agreement, the new articles of association, the resolution approving this capital contribution increase, and any documents related to this capital contribution increase;

(2)	The board of directors/shareholders meeting of Uxin Limited (Cayman Islands) (“Uxin Group”) shall have made a resolution approving this capital contribution increase and provided valid resolution documents;

(3)	Uxin Limited (Cayman Islands) and the Changfeng County Government shall have concluded a Headquarters Project Cooperation Agreement (the “Cooperation Agreement”);

(4)	The Supplementary Agreement to the Lease and Repurchase Framework Agreement shall have been signed and stamped by Party A and Party B, and come into effect after being approved by the competent superior department;

1.2.2	Conditions for subsequent capital contribution increase

(1)	Party B shall have fully paid the due rent (tax-inclusive) of each phase on time in accordance with the provisions of the Lease Agreements;

(2)	Where the equity held by Party A meets the conditions for repurchase, the repurchase obligor (including but not limited to Party B or any third party designated by Party B) shall have repurchased the equity in accordance with the provisions of this Agreement and fully paid the equity repurchase price of each phase on time.

1.3	Use of the funds

Party B shall lawfully use the increased capital contribution and the capital contribution paid by Party C to Party B in accordance with the provisions of the Company Law of the People’s Republic of China and relevant laws, regulations and normative documents. Party A and Party C shall not engage in illegal activities such as illegally withdrawing their capital contribution.

1.4	Registration of change with SAMR

Party B shall, within 30 working days after receiving the paid-in capital contribution each time, complete the procedures for the registration of change with the local SAMR. The Parties agree to take all necessary measures and execute all necessary documents to cooperate with Party B to complete such procedures for the registration of change as soon as possible.

Article 2      Representations and Warranties

2.1	Representations and warranties of Party B and Party C

As of the date hereof, Party B and Party C severally represent and warrant to Party A that:

2.1.1	Party B and Party C each has the capacity for civil rights and civil conduct under applicable laws to execute this Agreement and other transaction documents to which it is a party, and to fulfill its obligations thereunder.

2.1.2	Party B legally owns all material business qualifications, all tangible movable property, and the ownership or use right of all intellectual property that are necessary for engaging in its primary business.

2.1.3	The account books and records of Party B are complete, and the financial statements of Party B are prepared in accordance with Chinese accounting standards and contain all relevant and material financial information of Party B.

2.1.4	In case Party B or Party C had any debts, provided any guarantees, or engaged in any illegal business activities before the signing of this Agreement, relevant legal liabilities shall be borne by Party B or Party C on its own. No debt of Party B existing before the signing of this Agreement shall affect Party A’s exercise of its right to require a repurchase after the investment (capital contribution increase) hereunder.

2.2	Representations and warranties of Party A

As of the date hereof, Party A represents and warrants to Party B and Party C that:

2.2.1	Party A has the capacity for civil rights and civil conduct under Chinese laws to execute this Agreement and other transaction documents to which it is a party, and to fulfill its obligations thereunder. Party A has obtained all necessary authorizations, permits, and approvals for its execution, delivery and performance of the said documents, and its performance of its rights and obligations thereunder.

2.2.2	In case Party A had any debts, provided any guarantees, or engaged in any illegal business activities before the signing of this Agreement, relevant legal liabilities shall be borne by Party A on its own.

2.2.3	As of the date hereof, Party A has truthfully informed Party B of its guarantee and pledge status. In case of any guarantee or mortgage in the future, Party A shall be obligated to notify Party B in writing. After the repurchase at the end of the phases, Party A shall ensure that the Property is free from any defect of rights (such as mortgage, guarantee), and cooperate with Party B to transfer the Property to Party B’s name.

Article 3      Covenant

3.1	Party B shall comply with Chinese laws, obtain and maintain material business qualifications required for its business.

3.2	Party B shall establish internal systems for business independence, related-party transactions, etc. after the execution of this Agreement.

3.3	Within 20 working days after the signing of this Agreement, Party B will settle in the Property and conduct trial operation, while Party A shall deliver the Property that has passed the completion acceptance inspection to Party B for use.

3.4	During the period when Party A and Party C hold equity in Party B, neither Party A nor Party C shall collect the funds of Party B. If Party B needs to collect funds, a separate written agreement should be signed with the consent of both Party A and Party C.

3.5	Uxin Group will settle in Changfeng County its Chinese headquarters, R&D and sales center, the entity to be listed in Chinese stock exchange (if it chooses to be listed in Chinese stock exchange), supply chain, and production/remanufacturing base, subject to the provisions of the Cooperation Agreement.

Article 4      Rights of Party A

4.1	Right to require a repurchase

4.1.1	Party A’s right to require an equity repurchase

After the end of every twelve (12) months from the initial closing date (any reference to a month herein shall mean a natural month), if the net profit after tax of Party B for such twelve (12) month period exceeds RMB 10 million, Party A shall have the right to require that Party B and relevant repurchase obligor repurchase the equity held by it in Party B. The total repurchase price corresponding to the equity that Party A has the right to require to be repurchased should be calculated according to the following formula: 90% × (the net profit after tax of Party B for the twelve (12) month period - RMB 10 million).

4.1.2	Repurchase obligor’s right to repurchase equity

The repurchase obligor shall have the right to repurchase all or part of the equity held by Party A in Party B at any time from the date of this Agreement.

4.1.3	Equity repurchase price

For the purpose of calculating the equity repurchase price, equity premium shall first be calculated on the basis of the capital contribution amount actually paid by Party A from the date of actual payment at an annualized simple interest rate of 4.5%. Then, the repurchase price of each phase shall be allocated to the principal of the repurchase price of the current phase and the premium of the repurchase price of the current phase respectively according to the proportion calculated by the following formula: (principal of non-repurchased equity at the beginning of the previous phase + investment amount of the current phase) / (premium on non-repurchased equity at the beginning of the previous phase + equity premium of the current phase). Please refer to Appendix 3 for an example of the calculation of the equity repurchase price.

4.1.4	Equity repurchase procedures

Within 30 calendar days after the end of each lease year, the repurchase obligor shall pay the repurchase price calculated in accordance with the provisions of this Agreement based on the net profit in the unaudited financial statements, and, after the financial statements are audited, an adjustment shall be made based on the net profit in the audited financial statements.

4.2	Board of directors

Party B shall set up a board of directors consisting of three (3) directors, of which two (2) directors shall be nominated by Party B and one (1) director by Party A. The nominated candidates, after being elected by the shareholders’ meeting, will be appointed as directors of Party B. The chairman shall be elected by the board of directors.

4.3	Protective clauses

4.3.1	Party B undertakes not to make any further external investments.

4.3.2	Without the consent of all shareholders of Party B, Party B shall not engage in any borrowing activities, except for the following activities that occur in Party B’s ordinary course of business and are consistent with its past practices: (1) inventory financing by using vehicles or inventory goods as collateral. (2) facilities and loans provided by banks or other financial institutions to Party B for the purchase of vehicle inventory.

4.4	Right to know

Party A shall have the right to know the operating status of Party B, and access Party B’s bank records, transaction documents, business contracts, litigation cases, balance sheets, and other materials, provided that Party A shall keep the confidential information of Party B obtained by it by exercising its right to know confidential.

4.5	Drag-along right

4.5.1	In case any of the circumstances stipulated in Article 5.4.2 hereof which entitles Party A to terminate this Agreement occur, Party A shall enjoy the drag-along right. To be specific, when Party A transfers the equity held by it in Party B to a third party that is not one of its affiliates, Party A shall have the right to require Party C to jointly sell the equity held by Party C in Party B to that third party under the same conditions.

4.5.2	If Party A exercises the drag-along right to sell the equity held by it in Party B to a third party, Party C shall enjoy the right of first refusal. To be specific, Party C shall have the right to take precedence over the third party to purchase the equity to be sold by Party A on the same terms and conditions. If Party C does not exercise the right of first refusal, and if the equity transfer consideration obtained by Party A in the drag-along sale is lower than the investment cost and fixed income return (calculated according to the calculation method set forth in Appendix 3 at an annualized simple interest of 4.5%) corresponding to the equity held by Party B in Party A at that time), Party C shall make up for the difference with the equity transfer consideration obtained by it in the drag-along sale.

Article 5      Effectiveness, Supplement, Amendment, Modification and Termination

5.1	The appendixes hereto shall constitute an integral part of this Agreement, and are complementary to and have the same legal effect as the main body of this Agreement. In case of any conflict between the appendixes and the main body of this Agreement, the main body of this Agreement shall prevail and the appendixes shall be amended accordingly.

5.2	This Agreement shall take effect after being signed and stamped by all Parties and approved by the competent superior department.

5.3	This Agreement may be amended or modified after mutual agreement among all Parties, but no amendment, supplement or modifications to this Agreement shall take effect unless it is made in writing and signed by all Parties hereto.

5.4	This Agreement may be terminated by any of the following ways:

5.4.1	All Parties jointly agree to terminate this Agreement and determines the effective time of termination in writing;

5.4.2	Party A shall have the right to notify other Parties in writing ten (10) working days in advance to terminate this Agreement and specify the effective date of termination in the notice when any of the following circumstances occur:

(1)	where Party B fails to pay any installment of rent as agreed in the Lease Agreements, or fails to pay the repurchase price of the Property at the end of the phase;

(2)	where the repurchase obligor fails to pay the equity repurchase price as agreed herein;

(3)	where the accumulated net profit (after tax) of Party B for the first three years after the initial closing date, or the net profit (after tax) for every consecutive two years from the fourth to the tenth year, does not meet the profit forecast set forth in Appendix 2 (All data mentioned above must be subject to the unqualified audit report issued by a qualified professional institution).

5.4.3	If Party A fails to pay any installment of increased capital contribution in accordance with the provisions of this Agreement on time and in full, or the Property cannot be used normally due to ownership disputes, Party B or Party C shall have the right to notify other Parties in writing ten (10) working days in advance to terminate this Agreement, and specify the effective date of termination in the notice.

5.5	Effect of Termination

(1)	If this Agreement is terminated in accordance with Article 5.4 above, the rent and equity repurchase price already received by Party A need not to be refunded, and Party A may further request Party B to repurchase the remaining equity held by it in Party B based on the equity repurchase conditions stipulated in, and the equity repurchase price calculated in accordance with, Articles 4.1.1 and 4.1.3.

(2)	If this Agreement is terminated under the circumstance set out in Article 5.4.2 above, the Supplementary Agreement to the Lease and Repurchase Framework Agreement shall terminate, and the original Lease and Repurchase Framework Agreement shall remain valid. Party A shall also have the right to choose whether to terminate the Supplementary Agreement to the Lease and Repurchase Framework Agreement and the original Lease and Repurchase Framework Agreement.

(3)	If this Agreement is terminated under the circumstance set out in Article 5.4.3 above, Party B and Party C shall have the right to choose whether to terminate the Supplementary Agreement to the Lease and Repurchase Framework Agreement and/or the original Lease and Repurchase Framework Agreement.

Article 6   Liability for Breach

Any Party who violates or fails to timely fulfill any of its obligations, warranties or covenants hereunder, or whose statements hereunder are false, misleading or have material omissions, shall constitute a breach of contract and be liable for compensation to the non-breaching Parties for any losses caused thereby.

Article 7   Miscellaneous

7.1	Confidentiality

The Parties acknowledge and agree that the existence and the content of this Agreement, and any and all oral or written information exchanged between them regarding this capital contribution increase are confidential information. Each Party shall keep such confidential information confidential and shall not disclose it to any third party without prior written consent of the other Parties, except for: (a) any confidential information that has entered the public domain (not due to the unauthorized disclosure by the Party receiving the confidential information); (b) any information that is required to be disclosed by applicable laws and regulations, administrative agencies, judicial institutions, or other government departments or exchanges; (c) any material that is required to be disclosed by either Party to its legal or financial advisors for the purpose of the investment hereunder, provided that such legal or financial advisors are subject to confidentiality obligations similar to those set forth in this clause. This clause shall remain in effect regardless of the termination of this Agreement for any reason.

7.2	Notice

Any and all notices, judicial documents (including but not limited to litigation or arbitration documents) or other communication (collectively, “Notices”) sent by any Party to the other Parties in connection with this Agreement shall be made in writing and served to the following address or emails of the Parties:

If to Party A:

Address: [*]

Tel: [*]

Email: [*]

Attention: [*]

If to Party B or Party C:

Address: [*]

Tel: [*]

Email: [*]

Attention: [*]

7.3	Governing Law and Dispute Resolution

The conclusion, validity, performance and interpretation of this Agreement, and the dispute resolution hereunder shall be governed by the laws of China. In case of any dispute in connection with this Agreement, any Party may submit it to Hefei Arbitration Commission for arbitration in accordance with its current arbitration rules. The arbitration shall be conducted in Hefei. The arbitration award shall be final and binding upon all Parties.

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Signature page to the Investment (Capital Contribution Increase) Agreement

Uxin (Hefei) Automotive Intelligent Remanufacturing Co., Ltd. (Seal)

Signature:	/s/ Feng Lin

Name: Feng Lin

Title: Legal Representative

Xin HK Limited (Seal)

Signature:	/s/ Kun Dai

Name: Kun Dai

Title: Legal Representative

Hefei Jiantou Beicheng Industrial Investment Co., Ltd. (Seal)

Signature:	/s/ Zhangfei Shen

Name: Zhangfei Shen

Title: Legal Representative

Schedule 1

Party A’s Contribution Increase for Each Phase

Schedule 2

Party B’s Profit Forecast Data

Schedule 3

Share Repurchase Calculation Method